Filed by Psyence Biomedical Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Newcourt Acquisition Corp

Commission File No.: 001-40929

PSYENCE GROUP ANNOUNCES SEC EFFECTIVENESS OF F-4 FOR PROPOSED BUSINESS COMBINATION BETWEEN SUBSIDIARY AND NASDAQ-LISTED NEWCOURT ACQUISITION CORP

TORONTO, ON, NOVEMBER 15, 2023 – Psyence Group Inc. (CSE:PSYG), a clinical-stage life science biotechnology company pioneering the use of nature-derived psilocybin in mental health and wellbeing (“Psyence”), and Newcourt Acquisition Corp (Nasdaq: NCAC) (“Newcourt”), a special purpose acquisition company today announced that the registration statement on Form F-4 (the “Registration Statement”), filed by Psyence Biomedical Ltd. (“Pubco”) with the Securities and Exchange Commission (“SEC”) was declared effective by the SEC on November 13, 2023. The Registration Statement was filed in connection with the previously announced business combination between Psyence Biomed Corp (“Psyence Biomed”), a wholly owned subsidiary of Psyence, and Newcourt. Pursuant to the Amended and Restated Business Combination Agreement, prior to the closing of the business combination (the “Business Combination”), Psyence will contribute Psyence Biomed, its therapeutics division, to Pubco, which is intended to become a reporting issuer in the United States.

The Business Combination values Psyence Biomed at a pre-money equity value of USD$50 million and the parties intend to close the Business Combination within two business days following satisfaction of the requisite closing conditions and approvals contained in the Business Combination Agreement. Following the closing of the Business Combination, Pubco’s common shares are anticipated to trade under the Nasdaq ticker “PBM”. The registration statement is available through the SEC’s website at www.sec.gov.

Dr Neil Maresky, the CEO of Psyence Group Inc. stated, “The significant milestone of receiving effectiveness is one step closer to a listing on a US national security exchange and enhancing our corporate profile in the U.S., as we aim to commence our phase IIb Clinical Trial using nature-derived psilocybin in Palliative Care.”

Maxim Group LLC is acting as financial advisor to Psyence. WeirFoulds LLP is acting as Canadian legal advisor and Ellenoff Grossman & Schole LLP is acting as U.S. legal advisor to Psyence. McDermott Will & Emery is acting as U.S. legal advisor to Newcourt.

Psyence further announced that it has granted stock options to eligible participants under its Stock Option Plan to purchase an aggregate of 6,104,043 common shares of Psyence Group Inc. at an exercise price of $0.06 per share. 3,887,377 options have an expiry date of December 31, 2025, 1,800,000 options have an expiry date of June 30, 2026 and 416,666 options have an expiry date of December 31, 2027.

Additional Information and Where to Find It

In connection with the proposed Business Combination, the Registration Statement was filed by Pubco with the SEC and includes a preliminary proxy statement/prospectus with respect to the proposed Business Combination. The definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Newcourt as of November 13, 2023, the record date established for voting on the proposed Business Combination. Shareholders of Newcourt and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and amendments thereto because these documents will contain important information about Newcourt, Psyence and the proposed Business Combination and the other parties thereto. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a written request to: Newcourt Acquisition Corp, 2201 Broadway, Suite 705, Oakland, CA 94612. These documents, once available, and Newcourt’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Newcourt, Psyence, the other parties to the Amended and Restated Business Combination Agreement, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Newcourt is set forth in Newcourt’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the intended closing of the Business Combination, the meeting of the closing conditions to the Business Combination, the trading of Pubco securities on the Nasdaq and the execution of the clinical trial within the context of palliative care. These forward-looking statements are based on a number of assumptions, including the assumptions that the closing conditions to the Business Combination will be met, that Newcourt will obtain the necessary regulatory and shareholder approvals to complete the Business Combination and that there will be access to capital to execute on the Company's strategy. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; demand for the Pubco’s securities being less than anticipated; fluctuations in the price of Newcourt’s ordinary shares, any further delays in the proposed Business Combination due to additional amendments to the Amended And Restated Business Combination Agreement; and Newcourt not raising the investment amount expected, or any funds at all. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Newcourt and Psyence do not intend to update these forward-looking statements.

Newcourt and Psyence make no medical, treatment or health benefit claims about the proposed products under the therapeutics division of Psyence Biomed. The efficacy of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products remains the subject of ongoing research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Psyence Biomed has not completed the clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that Psyence or Pubco verified such in clinical trials or that Pubco will complete such trials. If Pubco cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Pubco’s performance and operations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Newcourt and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. Forward-looking statements speak only as of the date they are made, and Newcourt and Psyence disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of developments occurring after the date of this communication or other circumstances. Forecasts and estimates regarding Psyence’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

ABOUT PSYENCE GROUP: www.psyence.com

Psyence is a life science biotechnology company listed on the Canadian Securities Exchange (CSE: PSYG), with a focus on natural psychedelics. Psyence works with nature-derived psilocybin products for the healing of psychological trauma and its mental health consequences in the context of palliative care. Our name “Psyence” combines the words psychedelic and science to affirm our commitment to producing psychedelic medicines developed through evidence-based research.

Informed by nature and guided by science, we built and operate one of the world’s first federally licensed commercial psilocybin mushroom cultivation and production facilities in Southern Africa. Our team brings international experience in both business and science and includes experts in mycology, neurology, palliative care, and drug development.  We work to develop advanced nature-derived psilocybin products for clinical research and development.

Our key divisions, Psyence Production and Psyence Therapeutics anchor an international collaboration, with operations in Canada, the United Kingdom, Southern Africa and Australia, and a presence in the United States.

Contact Information

Katherine Murphy, Investor Relations
Email: ir@psyence.com
Media Inquiries: media@psyence.com
General Information: info@psyence.com